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Filed by Vista Information Solutions, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Vista Information Solutions, Inc.
Commission File Number: 0-20312



FEBRUARY 26, 2001

TO THE SHAREHOLDERS OF VISTA INFORMATION SOLUTIONS, INC.,

On February 14, we announced that VISTA Information Solutions, Inc. ("VISTAinfo") and Fidelity National Financial, Inc., ("Fidelity") have signed a non-binding Letter of Intent to form a new company that will become the first choice for data, services and technology across the entire real estate transaction marketplace.

As CEO, I strongly believe this transaction represents significant new opportunity for VISTAinfo's shareholders, employees and customers. Fidelity demonstrated deep understanding of our mutual strengths and synergies throughout the negotiation process. I am confident that our complementary cultures and combined management team will lead our new company to financial success and the forefront of the industry. Together, we will set the benchmark for industry excellence by providing comprehensive real estate data AND innovative and effective technology.

Because every transaction as significant as this one raises questions, I want you to be well informed so you can share my confidence and enthusiasm for our company's future. The enclosed press release provides as many details as are available now. The information following my signature on this letter describes the steps and the process leading to consummation of the transaction and when VISTAinfo will provide more information about the plan of combination.

The industry reaction to VISTAinfo's announcement has been overwhelmingly positive to date. I am confident that positive reception will only increase as more information becomes available. On behalf of the Board of Directors of VISTAinfo, I want to thank you for your continued interest and support of our company.

Sincerely,

/s/ Howard Latham

Howard Latham
President and Chief Executive Officer
VISTA Information Solutions, Inc.


LETTER OF INTENT (LOI)

The signing of this letter of intent is, in effect, an agreement to work towards a more comprehensive Definitive Agreement, which will reflect the parties' binding agreement on the terms of the transaction. In and of itself, the LOI is not an agreement to combine the businesses described in the joint announcement. The Board of Directors of VISTAinfo have approved the LOI and have agreed to work toward a transaction which they believe to be in the best interests of VISTAinfo's shareholders. The terms of the LOI do not permit announcement or discussion of the terms contained in the LOI beyond the information contained in the press release. As a result, our ability to respond to questions about the combination is limited to the information contained in the news announcement. However, the press release and this letter are intended to communicate to our constituents, that the Board has reached this accord and that it will continue to work diligently towards a Definitive Agreement.

When a Definitive Agreement has been executed by both VISTAinfo and Fidelity, we will have more details of the combination to share with you. We are working to have the Definitive Agreement finalized within the next 30 days, although that timing is not completely within our control.


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DEFINITIVE AGREEMENT (DA)

This agreement will contain specific terms and conditions to be met by both VISTAinfo and Fidelity in order to consummate the business combination described. It requires substantial negotiation of business terms, completion of mutual due diligence of the other party's businesses to be combined in the planned transaction including management, business practices, customer information, financial results of operations, assets subject to the combination and much more.

When signed by the parties to the transaction, the DA becomes the binding agreement that sets forth the specific steps to be taken to complete the transaction. The DA will contain representations and warranties from each party about the information disclosed and the conditions that must be satisfied, including receiving approval of VISTAinfo's shareholders. Upon satisfaction of the terms and conditions specified in the DA, the parties will be prepared to close the transaction.

While the timing is subject to a number of variables that are beyond our direct control (such as regulatory reviews and consents from other parties), we are working to be able to complete the closing by the end of June.

PROXY STATEMENT (PROXY)

Shareholders of VISTAinfo will receive a comprehensive Proxy providing materials to permit shareholders of VISTAinfo to make an informed decision concerning the combination. Among other information, the Proxy will describe the origin of the transaction, the structure of the transaction, the businesses to be combined, the potential benefits of the combination, the risks that may be present after closing, the market for the new businesses products and services, the Board of Directors and management who will lead the combined businesses, historical and proforma financial information of the combining businesses, changes to be effected to simplify and enhance the capitalization of VISTAinfo, opinions of various professionals supporting VISTAinfo in this plan and other required disclosures.

We believe that the Proxy can be prepared and issued to shareholders within approximately three months following the execution of the DA. This time period provides for the preparation of the extensive information to be included in the Proxy, and for the requisite regulatory reviews of the Proxy. We would then distribute the Proxy to shareholders well in advance of a shareholder meeting to be called to vote on the recommendation of the Board of Directors.

WHEN THE PROXY IS DISTRIBUTED, WE STRONGLY URGE SHAREHOLDERS TO READ IT CAREFULLY, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THESE OTHER MATTERS. Shareholders will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). Documents filed with the SEC are also available through commercial document-retrieval services. In addition, documents filed with the SEC by VISTAinfo may be obtained free of charge by contacting VISTA Information Solutions, Inc. (Attn: Judy Russell), 5060 Shoreham Place, San Diego, CA 92122, (858) 450-6100. VISTAinfo, its directors and executive officers will be soliciting proxies from the shareholders of VISTAinfo. The directors and executive officers of VISTAinfo and their beneficial ownership of shares will be included in the Proxy materials and in previous filings with the SEC. Additional information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of shareholders of VISTAinfo in connection with the proposed transaction, and their interests in the solicitation, will be included in the Proxy.

CLOSING OF THE TRANSACTION TO COMBINE THE BUSINESSES DESCRIBED

Subsequent to receiving a favorable vote from the shareholders of VISTAinfo, we anticipate that we will be able to close the transaction as provided for in the DA. Thereafter, the newly combined business will commence operations and execution of its integration activities and its business plan.

FORWARD LOOKING STATEMENTS

This letter and its enclosures contain forward looking statements concerning VISTAinfo's expectations relating to the potential transaction with Fidelity and the prospects for success of the new company. These statements are subject to risks and uncertainties, including the ability of the companies to complete agreement on the terms of the transaction, satisfy the conditions to closing, integrate the businesses being combined and realize the potential benefits of the transaction. Because of these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements.


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
FOR IMMEDIATE RELEASE

Media Contacts:

Fidelity National Financial, Inc.        VISTAinfo                                   The Gable Group
Daniel Kennedy Murphy                    Stacey Allen                                Jon Schmid
Director of Investor Relations           Director of Corporate Marketing             619-234-1300 ext. 231
805-696-7218                             858-450-6100, ext.  167
dkmurphy@fnf.com                         staceya@vistainfo.com                       jon@gablegroup.com

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 FIDELITY NATIONAL FINANCIAL, INC. AND VISTAINFO ANNOUNCE PLANS TO FORM PREMIER
                REAL ESTATE DATA, SERVICES AND TECHNOLOGY COMPANY


         IRVINE and SAN DIEGO, CA -- (February 14, 2001) -- Fidelity National Financial, Inc. (NYSE: FNF), the nation's largest provider of title insurance and real estate related products and services, and VISTAinfo (NASDAQ: VINF), the leading provider of real estate information products and services, have signed a non-binding letter of intent to combine both companies' real estate information, technology products and assets into a jointly owned real estate services company. The parties expect to finalize a definitive agreement within the next thirty days.

            Under the proposed terms, Fidelity National Financial will contribute the assets and operations of its Tax, Credit, Flood, Appraisal and Property Records businesses in exchange for stock of VISTAinfo. These businesses provide significant services to the real estate industry, including residential property tax services, consumer mortgage credit analysis, flood insurance determinations, automated to full-site appraisals and products derived from a national real estate information database. These Fidelity National entities will combine with VISTAinfo's full range of real estate information products and services, including multiple listing services (MLS) systems, agent and broker productivity tools, commercial property environmental data reports, residential property disclosure reports and risk management products.

            The combined company will become the most comprehensive provider of real estate information, services and technology products to all participants in a real estate transaction, including REALTORS-TM-, lenders and mortgage and insurance brokers. The combined company expects to have first year annual revenue of approximately $230 million. Upon closing, VISTAinfo will be 77% owned by Fidelity National Financial and 23% owned by VISTAinfo's existing common and Series A, A-1 and A-2 preferred stockholders.

            "This combination with VISTAinfo will allow us to broaden the customer base, distribution channels and product offering for our suite of real estate related products and services, as well as increase our product penetration with existing customers," said William P. Foley II, Chairman and Chief Executive Officer of Fidelity National Financial. "VISTAinfo's Environmental and Property Disclosure products are complementary to the suite of real estate products and services being contributed by Fidelity. Moreover, VISTAinfo's MLS business is synergistic with Fidelity's precept of providing value added products and services to our Broker and REALTOR-TM- customers. The proposed combination will ensure that MLS boards and their customers have access to the latest value-added products, services and technology solutions to further solidify their important role in a real estate transaction. Additionally, the combined company will benefit from the financial strength, domain expertise and relationships of Fidelity National Financial."

            "The combination with Fidelity National Financial offers our stockholders significantly increased value," said Howard Latham, VISTAinfo's President and Chief Executive Officer. "It provides the capital resources and market strength we need to outpace our competitors and provide improved service to customers through innovative and effective technology. VISTAinfo employees will be pleased with the marketing leverage of the


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combined products and services of the two companies and the potential this creates for significant and sustained revenue and earnings growth."

            VISTAinfo's capital structure will be restructured and simplified at the closing of the transaction, including the conversion of the Series A, A-1 and A-2 Preferred Stock into common stock of VISTAinfo and the implementation of a reverse stock split to reduce the number of common shares outstanding. Additionally, the parties expect to refinance VISTAinfo's existing bank facility and Series F Preferred Stock with the proceeds of a new bank credit facility anticipated to be in place at closing. Finally, Fidelity has entered into an agreement to purchase VISTAinfo's outstanding convertible debt.

            The parties expect the combined company's common stock to trade on the NASDAQ National Market System. The transaction is subject to the execution of a definitive agreement between the two companies and satisfaction of required closing conditions, including approval by VISTAinfo stockholders.

            Fidelity National Financial, Inc. is the nation's largest title insurance and diversified real estate related services company. The Company's title insurance underwriters - Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title -- together issue approximately 30 percent of all title insurance policies nationally. The company provides title insurance in 49 states, the District of Columbia, Guam, Mexico, Puerto Rico, the U.S. Virgin Islands and Canada.

            In addition, Fidelity, through its principal subsidiaries, performs other real estate-related services such as escrow, appraisal services, collection and trust activities, real estate information and technology services, trustee's sale guarantees, credit reporting, flood certifications, real estate tax services, reconveyances, recordings, foreclosure publishing and posting services and exchange intermediary services in connection with real estate transactions. More information about the Company can be found on Fidelity's website, located at www.fnf.com.

            VISTAinfo, headquartered in San Diego, Calif., is a business-to-business e-commerce and information services company for the North American real estate industry. The company's existing MLS and environmental business lines currently claim 50 percent of industry sales. VISTAinfo's Internet properties, information services and software products are used by real estate professionals, multiple listings services, insurance companies and related businesses. VISTAinfo also provides automated underwriting and environmental risk management information to the property and casualty insurance industry. VISTAinfo's common stock is listed on the Nasdaq (VINF). Visit www.vistainfo.com for more information.

FORWARD LOOKING STATEMENTS

            THE STATEMENTS CONTAINED IN THIS RELEASE, WHICH ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE NEW COMPANY'S PLANS AND OPPORTUNITIES, ITS EXPECTATIONS AS TO SYNERGIES, FINANCIAL PERFORMANCE AND COMPETITIVE CONDITIONS, CONTAIN FORWARD-LOOKING STATEMENTS, WHICH INVOLVE RISKS AND UNCERTAINTIES. AMONG THE FACTORS THAT WILL AFFECT THESE FORWARD-LOOKING STATEMENTS ARE THE ABILITY OF THE PARTIES TO REACH AGREEMENT ON THE TERMS OF A DEFINITIVE AGREEMENT AND TO SATISFY THE VARIOUS CONDITIONS OF CLOSING, DEMAND FOR THE COMPANY'S PRODUCTS, COMPETITIVE PRODUCT AND SERVICE OFFERINGS, AND THE COMPANY'S ABILITY TO INTEGRATE ITS BUSINESS LINES AND TAKE ADVANTAGE OF THE SYNERGIES AVAILABLE. THESE FACTORS AND OTHER RISKS AND UNCERTAINTIES ARE DISCUSSED IN MORE DETAIL IN THE PARTIES' SECURITIES AND EXCHANGE COMMISSION FILINGS. BECAUSE OF THESE RISKS AND UNCERTAINTIES, READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

ADDITIONAL INFORMATION

            VISTAINFO CURRENTLY EXPECTS THAT THE PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SEC SUBSEQUENT TO THE EXECUTION OF A DEFINITIVE AGREEMENT AND WILL CONTAIN MORE INFORMATION ABOUT VISTAINFO, THE BUSINESSES BEING CONTRIBUTED BY FIDELITY, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THIS PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THESE OTHER MATTERS. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE (www.sec.gov). DOCUMENTS FILED WITH THE SEC ARE ALSO AVAILABLE THROUGH COMMERCIAL DOCUMENT-RETRIEVAL SERVICES. IN ADDITION, DOCUMENTS FILED WITH THE SEC BY VISTAINFO MAY BE OBTAINED FREE OF CHARGE BY CONTACTING VISTA INFORMATION SOLUTIONS, INC., ATTN: JUDY RUSSELL, 5060 SHOREHAM PLACE, SUITE 300, SAN DIEGO, CA 92122, (858) 450-6100, EXT. 115. VISTAINFO, ITS DIRECTORS AND EXECUTIVE


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OFFICERS WILL BE SOLICITING PROXIES FROM THE SHAREHOLDERS OF VISTAINFO. THE
DIRECTORS AND EXECUTIVE OFFICERS OF VISTAINFO ARE IDENTIFIED IN THE REPORT ON FORM 10-KSB FILED WITH THE SEC. THE NUMBER OF OUTSTANDING SHARES OF VISTAINFO STOCK THESE INDIVIDUALS BENEFICIALLY OWN WILL BE SET FORTH IN THE DEFINITIVE PROXY STATEMENTS. ADDITIONAL INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF SHAREHOLDERS OF VISTAINFO IN CONNECTION WITH THE PROPOSED TRANSACTION, AND THEIR INTERESTS IN THE SOLICITATION, WILL BE INCLUDED IN THE PROXY STATEMENT/PROSPECTUS.